UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)





                               SUNBEAM CORPORATION
          -----------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                   867071 10 2
               --------------------------------------------------
                                 (CUSIP Number)

                                  SCHEDULE 13G
----------------------                                        ------------------

CUSIP NO. 867071 10 2                                            Page 2 of 8
----------------------                                        ------------------



--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               RONALD O. PERELMAN

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [ ]

                                                            (b)  [ ]

--------------------------------------------------------------------------------
  3       SEC USE ONLY


--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE ORGANIZATION
               UNITED STATES
--------------------------------------------------------------------------------
           5  SOLE VOTING POWER
                  283,850
NUMBER OF
          ----------------------------------------------------------------------
           6  SHARED VOTING POWER
SHARES          14,099,749


BENEFICIALLY
          ----------------------------------------------------------------------
           7  SOLE DISPOSITIVE POWER
OWNED            283,850


BY EACH
          ----------------------------------------------------------------------
           8  SHARED DISPOSITIVE POWER
REPORTING      14,099,749


PERSON WITH
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
                14,383,599
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                              [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               14.3%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
----------------------                                        ------------------

CUSIP NO. 867071 10 2                                            Page 3 of 8
----------------------                                        ------------------


--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               MAFCO HOLDINGS INC.

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)  [ ]

                                                         (b)  [ ]

--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE ORGANIZATION
               DELAWARE
--------------------------------------------------------------------------------
           5  SOLE VOTING POWER
                      -0-
NUMBER OF
          ----------------------------------------------------------------------
           6  SHARED VOTING POWER
SHARES         14,099,749


BENEFICIALLY
          ----------------------------------------------------------------------
           7  SOLE DISPOSITIVE POWER
OWNED                 -0-


BY EACH
          ----------------------------------------------------------------------
           8  SHARED DISPOSITIVE POWER
REPORTING      14,099,749


PERSON WITH
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                14,099,749
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES
                                                              [X]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               14.0%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
----------------------                                        ------------------

CUSIP NO. 867071 10 2                                            Page 4 of 8
----------------------                                        ------------------


--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               COLEMAN (PARENT) HOLDINGS INC.
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  [ ]

                                                           (b)  [ ]

--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE ORGANIZATION
               DELAWARE
--------------------------------------------------------------------------------
           5  SOLE VOTING POWER
                      -0-
NUMBER OF
          ----------------------------------------------------------------------
           6  SHARED VOTING POWER
SHARES         14,099,749


BENEFICIALLY
          ----------------------------------------------------------------------
           7  SOLE DISPOSITIVE POWER
OWNED                 -0-


BY EACH
          ----------------------------------------------------------------------
           8  SHARED DISPOSITIVE POWER
REPORTING      14,099,749


PERSON WITH
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
                14,099,749
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES
                                                                      [X]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               14.0%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
----------------------                                        ------------------

CUSIP NO. 867071 10 2                                            Page 5 of 8
----------------------                                        ------------------


 ITEM 1(a):    NAME OF ISSUER.

               Sunbeam Corporation (the "Sunbeam")


 ITEM 1(b):    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

               1615 South Congress Avenue
               Delray Beach, Florida  33445


 ITEM 2(a):    NAME OF PERSONS FILING.

               Coleman (Parent) Holdings Inc. ("Parent Holdings") is an indirect wholly owned subsidiary of Mafco Holdings Inc. ("Mafco Holdings"). All of the capital stock of Mafco Holdings is owned by Ronald O. Perelman.*


 ITEM 2(b):    ADDRESS OF PRINCIPAL BUSINESS OFFICE.

               The principal business offices of Parent Holdings is 5900
               North Andrews Avenue, Suite 700, Fort Lauderdale, Florida 33309. The principal address of Mr. Perelman and the principal business offices of Mafco Holdings are each located at 35 East 62nd Street, New York, New York 10021.


 ITEM 2(c):    CITIZENSHIP.

               Parent Holdings and Mafco Holdings are Delaware corporations. Mr. Perelman is a citizen of the United States.


 ITEM 2(d):    TITLE OF CLASS OF SECURITIES.

               Common Stock, par value $0.01 per share (the "Shares").


 ITEM 2(e):    CUSIP NUMBER.

               867071 10 2


 ITEM 3:       If this statement is filed pursuant to Rule 13d-1(c),
               check this box.                                       [X]


 ITEM 4:       OWNERSHIP.

               On February 27, 1998, Parent Holdings and CLN Holdings Inc.
               ("CLN Holdings"), a Delaware corporation and direct wholly owned subsidiary of Parent Holdings, entered into an Agreement and Plan of Merger (the "Merger Agreement") with Sunbeam and Laser Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Sunbeam ("Merger Sub"), providing for, among other things, upon satisfaction or waiver of the conditions thereto, the merger (the "Merger") of Merger Sub with CLN Holdings. The Merger and related transactions are described in the Amended Current Report on Form 8-K/A filed by

---------------------------
*  See attached Joint Filing Agreement

                                  SCHEDULE 13G
----------------------                                        ------------------

CUSIP NO. 867071 10 2                                            Page 6 of 8
----------------------                                        ------------------


               CLN Holdings on March 4, 1998. On March 30, 1998 the Merger was consummated. Upon consummation of the Merger, among other things, all shares of common stock of CLN Holdings were converted into 14,099,749 Shares and cash. This statement on Schedule 13G is being filed because Mafco Holdings and Parent Holdings may be deemed to beneficially own the aforementioned 14,099,749 Shares by virtue of the consummation of the Merger.


               Pursuant to the Merger Agreement, upon consummation of the Merger, options (the "Options") to purchase 500,000 shares of common stock of The Coleman Company, Inc. ("Coleman"), which Options were granted during 1997 to Mr. Perelman under certain of Coleman's stock option plans, became immediately exercisable. Pursuant to the Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam, Camper Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Sunbeam ("Camper"), and Coleman, pursuant to which Coleman will merge (the "Coleman Merger") with Camper and become a wholly owned subsidiary of Sunbeam, each share of the common stock of Coleman acquired pursuant to the exercise of such Options and outstanding as of the consummation of the Coleman Merger will be converted into the right to receive $6.44 in cash and .5677 Shares of common stock of Sunbeam. Any Options unexercised as of the consummation of the Coleman Merger will be canceled, and, in settlement therefor, the holders of such Options will be paid cash in an amount equal to the product of (i) the total number of shares of common stock of Coleman subject to such Options and
               (ii) the excess of $27.50 over the exercise price per share of such common stock subject to such Options, less any applicable withholding taxes. Sunbeam has indicated that it expects the Coleman Merger to be consummated during the second quarter of 1998. This statement on Schedule 13G reflects Mr. Perelman's ownership of the Options to acquire 500,000 shares of common stock of Coleman that may be converted in the Coleman Merger into 283,850 Shares of common stock of Sunbeam. Pursuant to Rule 13d-4, Mafco Holdings and Parent Holdings expressly disclaim beneficial ownership of such 283,850 Shares and declare that the filing of this statement on Schedule 13G shall not be construed as an admission that either of them is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of such Shares.


               (a) Amount Beneficially Owned: 14,099,749 Shares plus, in
                   the case of Mr. Perelman only, Options to purchase shares of common stock of Coleman that may be converted in the Coleman Merger into 283,850 Shares.

               (b) Percent of Class: Approximately 14.0% (14.3% in the case of
                   Mr. Perelman only) based upon an aggregate of 100,811,445 Shares outstanding on March 30, 1998 which includes the 14,099,749 Shares issued in the Merger (based on information provided to the filing persons by Sunbeam).

               (c) See items 5-8 on pages 2, 3 and 4 with respect to each respective filing person.

                                  SCHEDULE 13G
----------------------                                        ------------------

CUSIP NO. 867071 10 2                                            Page 7 of 8
----------------------                                        ------------------


 ITEM 5:       OWNER OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
               securities, check the following:                          [ ]


 ITEM 6:       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               The 14,099,749 Shares received by Parent Holdings in the
               Merger, as well as the capital stock of the intermediary holding companies affiliated with Mafco Holdings, may from time to time be pledged to secure certain obligations.


 ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable


 ITEM 8:       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable


 ITEM 9:       NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable


 ITEM 10:      CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control or the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
----------------------                                        ------------------

CUSIP NO. 867071 10 2                                            Page 8 of 8
----------------------                                        ------------------


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: April 8, 1998




                                      MAFCO HOLDINGS INC.





                                      By: /s/ Glenn P. Dickes
                                         Name: Glenn P. Dickes
                                         Title:Senior Vice President






                                       COLEMAN (PARENT) HOLDINGS INC.




                                       By: /s/ Glenn P. Dickes
                                          Name: Glenn P. Dickes
                                          Title:Vice President




                                               /s/ Ronald O. Perelman
                                               Ronald O. Perelman

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